UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

MIRAMAR MINING CORPORATION
(Name of Issuer)

COMMON SHARES
(Title of Class of Securities)

60466E951
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[X] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 60466E951

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

OMERS Administration Corporation
98-0510778

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]

3.	SEC Use Only

Citizenship or Place of Organization
4.	ONTARIO, CANADA

Number of	5.	Sole Voting Power	12,824,400
Shares
Beneficially
Owned by	6.	Shared Voting Power	0
Each
Reporting
Person	7.	Sole Dispositive Power	12,824,400
With:

	8.	Shared Dispositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,824,400

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions)

11.	Percent of Class Represented by Amount in Row (9) 5.98%

12.	Type of Reporting Person (See Instructions) EP

Item 1.

(a)	Name of Issuer Miramar Mining Corporation

(b)	Address of Issuer's Principal Executive Offices

899 Harbourside Drive, Suite 300, North Vancouver, BC V7P 3S1 Canada

Item 2.

(a)	Name of Person Filing
OMERS Administration Corporation

(b)	Address of Principal Business Office
One University Avenue, Suite 700 Toronto, Ontario M5J 2P1

(c)	Citizenship
Ontario, Canada

(d)	Title of Class of Securities
Common Stock

(e)	CUSIP Number
60466E951

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

OMERS Administration Corporation is filing this statement pursuant to the “no-action” relief granted to it by the Office of Tender Offers, Division of Corporation Finance of the United States Securities and Exchange Commission in a letter dated February 14, 1994.

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d- 1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: _____12,824,400_______________.

(b)	Percent of class: _______________5.98%_____________.

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote ____12,824,400_______.

	(ii)	Shared power to vote or to direct the vote _______0___________.

	(iii)	Sole power to dispose or to direct the disposition of _12,824,400_____

	(iv)	Shared power to dispose or to direct the disposition of ____0____

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             February 06,2007

/s/ David Estabrooks

____________________________________________
David Estabrooks
Vice President, Financial Services